

May 19, 2014

Via E-Mail
Gregory R. Andrews
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Kighway
Farmington Hills, MI 48334

>   **Re: Ramco-Gershenson Properties Trust**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-10093**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 27, 2014

Item 1. Business, page 1

Business Objectives, Strategies and Significant Transactions, page 2

1.   We note your disclosure on page 2 regarding your leasing activity during 2013. In future Exchange Act periodic filings, please revise to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Additionally, please revise

to disclose tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

Item 2. Properties, page 14

2.   In future Exchange Act periodic reports, please provide the average effective annual rent per square foot. Additionally, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

3.   In future Exchange Act periodic reports, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

Lease Expirations, page 19

4.   We note that leases representing approximately 6.2% of your total annual gross rents are expiring at the end of the 2014 fiscal year. In future Exchange Act reports, please discuss the relationship between market rents and expiring rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

5.   In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please disclose period to period same store net operating income. Additionally, please disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you include items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

6.   In future Exchange Act periodic reports please expand your analysis to addressthe period to period changes in same-center performance, including the relative impact of occupancy and rental rate changes, or advise.

7.   In future Exchange Act periodic reports please expand your disclosure to includea comparison of new rents on second generation leases and renewed leases to prior rents. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

Results of Operations, page 29

8.   Please refer to your disclosure on page 30 relating to the deferred gain of $5.3 million on a property sold to Ramco/Lion Venture LP in 2007. Please explain to us, and disclose in future filings, the events that triggered the recognition of this

gain in 2013 and the authoritative literature you relied upon for this accounting treatment.

Funds from Operations, page 36

9.   We note your disclosure of FFO and Operating FFO per diluted share. In future filings please include a reconciliation of these non-GAAP measures to the most comparable GAAP earnings per share. Refer to Item 10(e) of Regulation S-K and Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05. Also, expand your disclosure to explain why Series D convertible preferred shares were dilutive for year ended December 31, 2013 for FFO per share, but anti-dilutive for earnings per share as disclosed on page F-29.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

10.   Please advise us of the guidance you relied upon for not presenting "Provision for impairment" in "Income Before Other Income and Expenses, Tax and Discontinued Operations." Also, tell us how your presentation complies with Rule 5-03 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Garrison, Attorney-Advisor, at (202) 551-3789 or Stacie Gorman, Attorney-Advisor, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief